EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

(unaudited)

	Year Ended October 31,					Quarter Ended January 31, 2005
	2000	2001	2002	2003	2004
Consolidated pretax earnings from continuing operations	$70,672	$(276,766)	$(92,225)	$(55,010)	$74,974	$454,600
Interest expense	—	—	—	—	992	750
Amortization of debt issuance costs	—	—	—	—	982	743
Interest portion of rental expense	10,200	10,500	8,700	7,200	6,440	1,765

Earnings	$80,872	$(266,266)	$(83,525)	$(47,810)	$83,388	$457,858

Interest expense	$—	$—	$—	$—	$992	$750
Amortization of debt issuance costs	—	—	—	—	982	743
Interest portion of rental expense	10,200	10,500	8,700	7,200	6,440	1,765

Fixed charges	$10,200	$10,500	$8,700	$7,200	$8,414	$3,258

Ratio of earnings to fixed charges	7.9	(25.4)	(9.6)	(6.6)	9.9	140.5